Exhibit 99.1

OKYO Pharma Announces Proposed Public Offering of Ordinary Shares

London and New York, NY – July 28, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that it intends to offer to sell its ordinary shares in an underwritten public offering. All of the ordinary shares are to be sold by the Company. The Company expects to grant the underwriter a 45-day option to purchase up to an additional 15% of the number of ordinary shares sold in this offering to cover over-allotments, if any. The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

ThinkEquity is acting as sole book-running manager for the offering.

OKYO intends to use the net proceeds from the offering primarily for clinical development of the Company’s product candidates, general corporate purposes and working capital.

The securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-272516), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023, and declared effective on June 14, 2023. The offering will be made only by means of a written prospectus. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering has been or will be filed with the SEC on its website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Before investing in this offering, interested parties should read in their entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such preliminary prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and NCP; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company, focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Investor Relations	Paul Spencer	+44 (0)20 7495 2379